UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 20, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – The Station East Owner II, LLC

On November 20, 2020, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $19,255,000 (the “Station East II Loan”). The Borrower, The Station East Owner II, LLC, a Delaware limited liability company (“Station East II”), used the loan proceeds to acquire approximately 490,000 square feet of land generally located at the southeast corner of Bradford Way & Zwissig Way, Union City, CA 94587 (the “Station East II Property”). Station East intends to obtain entitlements for various for-sale and for-rent products, totaling approximately 351 units.

Station East II is managed by the principal of Integral Communities, Craig Manchester. Integral Communities has completed approximately 30 projects totaling roughly 6,000 for-sale lots and 2,300 multifamily units. The projects are valued in excess of $1 billion.

The Station East II Property is composed of two parcels, both of which are unimproved.

On the original closing date of the Station East Senior Loan, Station East was capitalized with approximately $8,037,000 of equity capital from the Sponsor.

The Station East II Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the maturity date, November 20, 2023 (the “Station East II Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the Station East II Loan amount, paid directly by Station East II.

Station East II has the ability to extend the Station East II Maturity Date for one six-month period. To exercise the extension option, all interest must be paid and Station East II will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.0%.

The Guarantor, The Eugene and Maxine Rosenfeld Family Trust, provided customary springing and carve-out guarantees.

As of its closing date, the Station East II Loan’s loan-to-cost (or LTC) ratio was approximately 69.0%. The LTC ratio is the amount of the Station East II Loan divided by the land purchase price and associated costs of the land development. As of its closing date, the Station East II Loan’s loan-to-value (or LTV) ratio was approximately 88.0%. The LTV ratio is the amount of the Station East II Loan divided by the November 2020, third-party appraised value of the Station East II Property. There can be no assurance that such value is correct.

The Station East II Property is located in Union City, CA, within the San Francisco MSA. The Subject’s site is approximately 31 miles southeast of San Francisco. The Station East II Property is within close proximity to parks, shops, restaurants and the employment centers in San Francisco, Oakland and Silicon Valley.

As the Station East II Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      November 24, 2020